UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOMBRIO CAPITAL CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

83445M 10 0
(CUSIP Number)

David Bleeden c/o Sombrio Capital Corp. 11500 Harry Hines Blvd., Suite #3 Dallas, Texas 75229 (866) 649-0075
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  o.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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CUSIP No. 83445M 10 0	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Bearhunt Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	o
	(b)	o

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,947

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,131,947

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,947

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* o

13.	Percent of Class Represented by Amount in Row (11) 70%

14.	Type of Reporting Person* CO

(Continued on following pages)

(Page 3 of 5 Pages)

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Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Sombrio Capital Corp., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 11500 Harry Hines Blvd., Suite #3, Dallas, TX 75229.

Item 2.  Identity and Background.

This statement is being filed by Bearhunt Investments, Inc., a private corporation organized in the state of Nevada and owned and controlled by David Bleeden, the Chief Executive Officer, Chief Accounting Officer, President and a director of the Issuer. Bearhunt Investments, Inc. engages in the principal business of management consulting and investments. The address of the principal office of Bearhunt Investments, Inc. is 22287 Mulholland Hwy Suite 171, Calabasas, CA 91302.

During the past five years, Bearhunt Investments, Inc. has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares held by Bearhunt Investments, Inc. were acquired pursuant to a Share Exchange Agreement (the “Share Exchange Agreement”), dated February 8, 2011, by and  among the Issuer, Strathmore Investments Inc., a Delaware corporation (“Strathmore”), and the shareholders of Strathmore, including but not limited to Bearhunt Investments, Inc. Pursuant to the Share Exchange Agreement, the Issuer agreed to issue an aggregate of 6,454,681 shares (the “Acquisition Shares”) of the Issuer’s common stock to the shareholders of Strathmore, in exchange for all of the issued and outstanding capital stock of Strathmore. Of the Acquisition Shares, Bearhunt Investments, Inc. received 6,131,947 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

The purpose of the transaction described above in Item 3 was for Bearhunt Investments, Inc. to acquire the shares of Sombrio Capital Corp. pursuant to the Share Exchange Agreement. Mr. Bleeden, president and owner of Bearhunt Investments, Inc. has become a director and executive officer of the Issuer. Mr. Bleeden intends to seek other business opportunities for the Issuer related to the current business of Strathmore. Depending on market conditions and other factors, Bearhunt Investments, Inc. may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

As of the date hereof, except as described above, Bearhunt Investments, Inc. does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

(Continued on following pages)

(Page 4 of 5 Pages)

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Item 5.  Interest in Securities of the Issuer.

Bearhunt Investments, Inc. currently owns 6,131,947 shares of Common Stock of the Issuer, which represents 70.0% of the Issuer’s Common Stock based on 8,749,992 shares of Common Stock issued and  outstanding as of February 17, 2011.  David Bleeden, the President of Bearhunt Investments, Inc. has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set forth above, Bearhunt Investments, Inc. has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between Bearhunt Investments, Inc. and any other individual or entity, with the exception of the interest of David Bleeden in Bearhunt Investments, Inc.

Item 7.  Material to Be Filed as Exhibits.

99.1

Share Exchange Agreement, dated February 8, 2011,  by and among Sombrio Capital Corp., Strathmore Investments Inc., and the shareholders of Strathmore Investments Inc.

(Page 5 of 5 Pages)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 1, 2011	/s/ David Bleeden
Bearhunt Investments, Inc. David Bleeden - President